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                                                                    EXHIBIT 99.4

                          FORM OF ASSUMPTION AGREEMENT





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                                                EFFECTIVE DATE: FEBRUARY 2, 2001

                                DOUBLECLICK INC.
                        STOCK OPTION ASSUMPTION AGREEMENT


Dear [@plan Optionee]:

As you know, on February 2, 2001 (the "Closing Date") DoubleClick Inc. ("DoubleClick") acquired @plan.inc ("@plan") (the "Acquisition"). On the Closing Date you held one or more outstanding options to purchase shares of @plan common stock granted to you under one or more of @plan's option plans (the "Plan(s)") and documented with one or more Stock Option Agreement(s) and/or Notice(s) of Grant of Stock Option (collectively, the "Option Agreement") issued to you under the Plan(s) (the "@plan Options"). In accordance with the Acquisition, on the Closing Date DoubleClick assumed all obligations of @plan under the @plan Options. As such, each outstanding @plan Option has been converted into an option to purchase .4975 of a share of DoubleClick common stock (the
"Exchange Ratio"), with the exercise price adjusted accordingly. This Agreement evidences the assumption of the @plan Options, including the necessary adjustments to the @plan Options required by the Acquisition.

Your @plan Options immediately before and after the Acquisition are as follows:

@PLAN STOCK OPTIONS                                  DOUBLECLICK ASSUMED OPTIONS
# Shares of @plan          @plan Exercise Price           # of Shares of           DoubleClick Exercise
Common Stock                    Per Share              DoubleClick Common             Price Per Share
                                                               Stock

The post-Acquisition adjustments are based on the Exchange Ratio and are intended to: (i) assure that the total spread of each assumed @plan Option (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition; and (iii) to the extent applicable and allowable by law, to retain incentive stock option status under the Federal tax laws.

Unless the context otherwise requires, any references in the Plans and the Option Agreement (i) to the "Company" or the "Corporation" means DoubleClick,
(ii) to "Stock," "Common Stock" or "Shares" means shares of DoubleClick Stock,
(iii) to the "Board of Directors" or the "Board" means the Board of Directors of DoubleClick and (iv) to the "Committee" means the Compensation Committee of the DoubleClick Board of Directors. All references in the Option Agreement and the Plans relating to your status as an employee of @plan will now refer to your status as an employee of DoubleClick or any present or future DoubleClick subsidiary. To the extent the Option Agreement allowed you to deliver shares of @plan common stock as payment for the exercise price, shares of DoubleClick common stock may be delivered in payment of the adjusted exercise price, and the period for which such shares were held as @plan Stock prior to the Acquisition will be taken into account.

The grant date, vesting commencement date, vesting schedule and the expiration date of your assumed @plan Options remain the same as set forth in your Option Agreement, but the number of shares subject to each vesting installment has been adjusted to reflect the Exchange Ratio. All other





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                                                EFFECTIVE DATE: FEBRUARY 2, 2001

provisions which govern either the exercise or the termination of the assumed @plan Option(s) remain the same as set forth in your Option Agreement, and the provisions of the Option Agreement (except as expressly modified by this Agreement and the Acquisition) will govern and control your rights under this Agreement to purchase shares of DoubleClick Stock. Upon your termination of employment with DoubleClick you will have the limited time period specified in your Option Agreement to exercise your assumed @plan Option(s) to the extent vested and outstanding at the time, after which time your @plan Option(s) will expire and NOT be exercisable for DoubleClick Stock.

To exercise your @plan Option(s), you must deliver to DoubleClick (i) a written notice of exercise for the number of shares of DoubleClick Stock you want to purchase, (ii) the adjusted exercise price, and (iii) all applicable taxes. The exercise notice and payment should be delivered to DoubleClick at the following address:

                                    DoubleClick Inc.
                                    Attention:  Stock Administration
                                    450 West 33rd Street, 16th Floor
                                    New York, NY  10001

Nothing in this Agreement or your Option Agreements interferes in any way with your rights and DoubleClick's rights, which rights are expressly reserved, to terminate your employment at any time for any reason. Any future options, if any, you may receive from DoubleClick will be governed by the terms of the DoubleClick stock option plan(s), and such terms may be different from the terms of your assumed @plan Option(s), including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and return it promptly to the address listed above. Until your fully executed Agreement is received by DoubleClick your DoubleClick account will not be activated. If you have any questions regarding this Agreement or your assumed @plan Options, please contact Jenifer Gornstein at 212-381-5723.

                                                     DOUBLECLICK INC.


                                                     By:
                                                        ------------------------
                                                         Stephen Collins
                                                         Corporate Secretary


                                 ACKNOWLEDGMENT

         The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands that all rights and liabilities with respect to each of his or her @plan Options hereby assumed by DoubleClick are as set forth in the Option Agreement, the Plan, and such Stock Option Assumption Agreement.


DATED:                           , 2001
      ---------------------------             ----------------------------------
                                                  [@plan Optionee], Optionee